November 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jeff Foor

Re:	VALIC Company I (the “Registrant”), on behalf of its series, Dynamic Allocation Fund (the “Fund”) Securities Act File No. 2-83631 Investment Company Act File No. 811-03738

Dear Jeff Foor:

The Registrant filed Post-Effective Amendment No. 62 (the “Amendment”) to its Registration Statement on October 1, 2012 on behalf of the Fund pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register the Fund. As noted in our telephone conversation, I am furnishing for your reference a copy of the completed “Fee table” and “Example” and accompanying footnotes that are expected to be included in the Fund’s prospectus which will be reflected in the Registrant’s Rule 485(b) filing anticipated to be filed the week of December 3, 2012. Accordingly, on behalf of the Registrant, please find attached page from the current draft of the Fund’s prospectus, which contains the requested information.

Any questions or comments on the Amendment should be directed to Nori Gabert at 713-831-5165.

Very truly yours,

/s/ Nori L. Gabert
Nori L. Gabert

Attachment

cc:	Louis O. Ducote II

FUND SUMMARY: DYNAMIC ALLOCATION FUND

Investment Objectives

The Fund’s investment objectives are capital appreciation and current income while managing net equity exposure.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund’s annual operating expenses do not reflect the separate account fees charged in the variable annuity contract or variable life insurance policy (“Variable Contracts”), as defined herein, in which the Fund is offered. Please see your Variable Contract prospectus for more details on the separate account fees. As an investor in the Fund, you pay the expenses of the Fund and indirectly pay a proportionate share of the expenses of the investment companies in which the Fund invests (the “Underlying Funds”).

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.25%
Other Expenses[1]	0.18%
Acquired Fund Fees and Expenses[1]	0.61%
Total Annual Fund Operating Expenses	1.04%
Fee Waiver and Expense Reimbursement (Recoupment)[2]	0.11%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (Recoupment)[2]	0.93%

1	Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for a full fiscal year.
2

Pursuant to an Expense Limitation Agreement, The Variable Annuity Life Insurance Company (“VALIC”) has contractually agreed, for the period from the Fund’s inception through September 30, 2014, to waive its fees and/or reimburse expense to the extent that the Total Annual Fund Operating Expenses exceed 0.32%[1] For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. Any waivers or reimbursements made by VALIC with respect to the Fund are subject to recoupment from the Fund within the following two years, provided that the Fund is able to effect such payment to VALIC and remain in compliance with the applicable expense limitations. This agreement may be modified or discontinued prior to September 30, 2014, only with the approval of the Board of Directors of the Fund, including a majority of the Independent Directors.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and that all contractual expense limitations and fee waivers, including any expense limitations and fee waivers for the underlying funds, remain in effect only for the period ending September 30, 2014. The Example does not reflect charges imposed by the Variable Contract. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

1 Year	3 Years
$95	$309

Portfolio Turnover

The portion of the Fund that operates as a Fund-of-Funds does not pay transaction costs when it buys and sells shares of Underlying Funds (or “turns over” its portfolio). An Underlying Fund pays transaction costs, such as commissions, when it turns over its portfolio, and a higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual Fund operating expenses or in the Example, affect the performance of both the Underlying Funds and the Fund. The Fund does, however, pay transaction costs when it buys and sells the financial instruments held in the Overlay Component of the Fund (defined below). The Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to achieve its objectives by investing under normal conditions approximately 70% to 90% of its assets in shares of the Underlying Funds, which are portfolios of VALIC Company I (“VC I”) and VALIC Company II (“VC II”), (collectively, the “Underlying Companies”) (the “Fund-of-Funds Component”) and 10% to 30% of its assets in a portfolio of derivative instruments, exchange traded funds (“ETFs”), fixed income securities and short-term investments (the “Overlay Component”).

The Fund-of-Funds Component will allocate approximately 50% to 80% of its assets to Underlying Funds investing primarily in equity securities and 20% to 50% of its assets to Underlying Funds investing primarily in fixed income securities and short-term investments, which may include mortgage—and asset-backed securities, to seek capital appreciation and generate income.

1